UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aspen Exploration Corporation

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Timothy M. Marquez

Venoco, Inc.

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

John A. Elofson

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045295300

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Venoco, Inc. 77-0323555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 045295300

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended as follows:

As previously reported, as an inducement for Venoco to enter into that certain Purchase and Sale Agreement (the “PSA”) with the Issuer and certain other persons who owned interests in the assets being sold to Venoco (the “Asset Sale”), each of R. V. Bailey (Chairman and CEO of the Issuer), Kevan B. Hensman (CFO and a director of the Issuer), Mieko Nakamura Bailey, the spouse of Mr. Bailey, Douglas Imperato (a director of the Issuer), and Robert A. Cohan (the president and a director of the Issuer) (the foregoing persons being collectively referred to herein as the “Voting Group”), entered into a Voting Agreement with Venoco effective as of February 19, 2009, and March 4, 2009 for Mr. Cohan (each, a “Voting Agreement”).  Pursuant to the Voting Agreements, each member of the Voting Group agreed to vote his or her shares of Common Stock, including shares of Common Stock acquired subsequent to the date of the Voting Agreement, in favor of the Asset Sale and against any alternative merger or other business combination transaction or other action that would impede or prevent the closing of the Asset Sale.  Upon the Closing of the Asset Sale, which occurred on June 30, 2009, the Voting Agreements were terminated pursuant to their terms. Accordingly, Venoco no longer has any beneficial ownership over such shares of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2009

/s/ Timothy Marquez

Timothy Marquez/Chairman and Chief Executive Officer